 Exhibit 99.1

Mountain Province Updates Gahcho Kué Diamond Mine Development

  Overall project more than 80 percent complete
  On plan and budget for first production in H2 2016
  Snap Lake Care and Maintenance Facilitates Operational Readiness

Shares Issued and Outstanding: 158,966,333
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, Dec. 7, 2015 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) is pleased to announce that development of the Gahcho Kué diamond mine is progressing according to plan and budget with the overall project more than 80 percent complete and on track for first production during H2 2016.

Patrick Evans, Mountain Province President and CEO, commented: "We continue to make excellent progress at Gahcho Kué. Key areas of focus over the next six months are commissioning of the primary crusher and diamond plant, as well as preparation for operational readiness."

Mountain Province was advised early last week of the planned cessation of operations at the De Beers Snap Lake mine and the opportunities this would afford selected Snap Lake employees to be hired at Gahcho Kué. Forty-one Snap Lake employees have been transferred to Gahcho Kué and a further 60 will be transferred next year as the mine prepares for production.

Mr. Kim Truter, Chairman of the Gahcho Kué JV Management Committee and De Beers Canada CEO, commented: "The regrettable decision relating to Snap Lake will have no impact on plans for the Gahcho Kué mine. On the contrary, Gahcho Kué will benefit from the availability of trained and experienced employees who are being transferred to Gahcho Kué to support operational readiness."

Mr. Evans added: "Procurement under the capital program is 99 percent complete and preparations for the 2016 ice road deliveries are well advanced. The project continues to meet our lending group's tests-to-completion and the final 2015 draw-down against the project finance facility has occurred. During 2015 a total of US$158M has been drawn against the US$370M facility. Mountain Province is fully funded to commercial production and also has a US$75M cost overrun facility in place."

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest new diamond mine and projected to be amongst the highest margin diamond mines due to the high grade and open-pit nature of the operation.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

The Gahcho Kué diamond mine is expected to produce an average of 4.5 million carats a year over a 12 year mine life.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc.: Patrick Evans, President and CEO, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:04e 07-DEC-15